UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 333-78481

Creo Inc.

(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News Release

For immediate release

Creo Supplies Powerful Digital Print Technology for IKON Digital Printing Solution

Vancouver, BC, Canada (May 9, 2005) – Creo Inc. (NASDAQ: CREO, TSX: CRE) announced today that it is providing powerful digital print technology to IKON Office Solutions Inc. (NYSE:IKN) for the IKON PowerPro™ 500 print controller, which drives the IKON CPP™ 500 color printer/copier.

Creo has worked with IKON to define a robust color server for IKON’s target markets. The result is an IKON-exclusive print controller, powered by Creo digital print technology, featuring significant image and color quality, reliability, ease-of-use, and a fast RIP speed with variable data printing capabilities.

“We are excited by this opportunity to expand the market reach of our technology through IKON, the world’s largest independent channel for document management systems and services,” said Ronen Cohen, Creo corporate vice president, Print On-Demand Group. “The robustness and flexibility of Creo digital print technology is designed to enable the creation of a unique color server for IKON customers.”

Creo technology powers the new IKON PowerPro 500 server, a robust printing solution designed for environments where short turnaround times and high quality are essential. Coupled with the 50-page per minute IKON CPP 500 color printer/copier, the IKON PowerPro 500 generates short runs of full color brochures and catalogs, professionally-finished booklets, and custom marketing materials for the corporate environment.

The IKON PowerPro 500, coupled with the IKON CPP 500 color printer, offers an extensive set of features designed to increase productivity. The IKON PowerPro 500 supports popular variable information (VI) authoring tools, including the powerful Creo Darwin™ VI authoring tool, and many leading industry formats including Creo Variable Print Specification, PPML, PDF, and Adobe® PostScript®.

The IKON CPP 500 with the IKON PowerPro 500 server is expected to be available in May 2005. For more information on the IKON color system, visit www.ikoncom/powerpro500.

© 2005 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About IKON

IKON Office Solutions Inc. (www.ikon.com), the world’s largest independent channel for copier, printer and MFP technologies, delivers integrated document management solutions and systems, enabling customers worldwide to improve document workflow and increase efficiency. IKON integrates best-in-class systems from leading manufacturers, such as Canon, Ricoh, Konica Minolta, EFI and HP, and document management software from companies like Captaris, EMC (Documentum), Kofax and others, to deliver tailored, high-value solutions implemented and supported by its global services organization—IKON Enterprise Services. IKON represents one of the industry’s broadest portfolios of document management services, including professional services, on-site managed services, legal document services, customized workflow solutions, and comprehensive support through its service force of approximately 16,000 employees, including its team of about 7,000 customer service technicians and support resources worldwide. With fiscal 2004 revenues of $4.65 billion, IKON has approximately 500 locations throughout North America and Western Europe.

About Creo

Creo Inc. is a global company with key strengths in imaging, software, and digital printing plate technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers, and high-speed digital printers.

Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Rochelle van Halm Media Relations (Headquarters) T. +1.604.676.4526 F. +1.604.437.9891 rochelle.van.halm@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer

and Chief Operating Officer

Date: May 13, 2005